                                  TEXAS REGIONAL
                                 BANCSHARES, INC.

                                      [LOGO]

                                   1995  THIRD
                                     QUARTER
                                      REPORT

                        S E P T E M B E R  3 0 ,  1 9 9 5

Texas Regional Bancshares, Inc.

Texas Regional Bancshares, Inc. is a registered bank holding company headquartered in McAllen, Texas. Its wholly-owned subsidiary, Texas State Bank, operates a total of eight full-service banking locations in the Rio Grande Valley of Texas. Four locations are in the city of McAllen, one each in the cities of Harlingen, Rio Grande City, Roma and Weslaco.

     TEXAS STATE BANK
     3900 N. 10th
     P.O. Box 4797
     McAllen, Texas 78502
     (210) 631-5401

     TEXAS STATE BANK - KERRIA*
     3700 N. 10th, Suite 301
     P.O. Box 4797
     McAllen, Texas 78502
     (210) 631-5400

     TEXAS STATE BANK - SOUTH*
     900 E. Jackson Avenue
     P.O. Box 4797
     McAllen, Texas 78502
     (210) 971-6800

     TEXAS STATE BANK - WEST*
     2250 Nolana
     P.O. Box 4797
     McAllen, Texas 78502
     (210) 631-7101

     TEXAS STATE BANK - HARLINGEN*
     521 N. 77 Sunshine Strip
     P.O. Box 191
     Harlingen, Texas 78551
     (210) 430-5000

     TEXAS STATE BANK - RIO GRANDE CITY*
     100 N. Britton
     Drawer M
     Rio Grande City, Texas 78582
     (210) 487-5681

     TEXAS STATE BANK - ROMA*
     1004 E. Highway 83
     P.O. Box 961
     Roma, Texas 78584
     (210) 849-7003

     TEXAS STATE BANK - WESLACO*
     500 S. Missouri
     P.O. Box 8008
     Weslaco, Texas 78599
     (210) 968-4511

     Members:
     Federal Deposit Insurance Corporation
     Federal Reserve System
     Texas Regional Bancshares, Inc.

     *Branch Locations
         [LOGO]

 F I N A N C I A L  H I G H L I G H T S  ( U N A U D I T E D )


Texas Regional Bancshares, Inc. and Subsidiary

(Dollars in Thousands, Except Per Share Data)          1995       1994       % Change
---------------------------------------------------------------------------------------
For the Nine Months Ended September 30:
  Net Income                                         $   6,305  $   4,904        28.6%
  Return on Average Assets                                1.51%      1.32%       14.4
  Return on Average Shareholders' Equity                 14.43      13.26         8.8
  Per Common Share
    Net Income -- Fully Diluted                      $    1.01  $    0.79        27.8
    Book Value at Month End                               9.81       8.74        12.2
    Cash Dividends Declared Per Common Share              0.30       0.16        87.5
    Weighted Average Shares Outstanding (in
     Thousands)                                          6,220      5,979         4.0
---------------------------------------------------------------------------------------
Capital Ratios at September 30:
  Tier 1 Capital Ratio                                   12.63%     15.24%      (17.1)%
  Total Capital Ratio                                    13.58      16.23       (16.3)
  Equity to Assets Ratio                                  9.81      10.56        (7.1)
  Leverage Ratio                                          7.99      10.30       (22.4)
---------------------------------------------------------------------------------------
Balances at September 30:
  Total Assets                                       $ 619,287  $ 513,023        20.7%
  Loans                                                394,607    314,946        25.3
  Investment Securities                                160,059    134,825        18.7
  Earning Assets                                       563,966    464,271        21.5
  Deposits                                             553,702    454,264        21.9
  Shareholders' Equity                                  60,744     54,152        12.2
---------------------------------------------------------------------------------------
Average Balances at September 30:
  Total Assets                                       $ 558,948  $ 497,595        12.3%
  Loans                                                356,085    304,728        16.9
  Investment Securities                                126,465    128,425        (1.5)
  Earning Assets                                       503,421    444,204        13.3
  Deposits                                             495,354    444,057        11.6
  Shareholders' Equity                                  58,417     49,446        18.1
---------------------------------------------------------------------------------------

LOGO
     T E X A S  R E G I O N A L

     B    A    N   C    S    H   A    R    E   S    ,       I    N    C   .

                        B O A R D  O F  D I R E C T O R S
   -----------------------------------------------------------------------------
       GLEN E. RONEY -- Chairman of the Board, President & Chief
       Executive Officer
       ------------------------------------------------------------------
       MORRIS ATLAS -- Senior & Managing Partner, Atlas & Hall, L.L.P.
       ------------------------------------------------------------------
       FRANK N. BOGGUS -- Chairman of the Board, Boggus Motor Company
       ------------------------------------------------------------------
       JAMES W. COLLINS -- General Partner, Rioco Partners, Ltd
       ------------------------------------------------------------------
       ROBERT G. FARRIS -- President, Valley Transit Company
       ------------------------------------------------------------------
       JOE M. KILGORE -- Partner, McGinnis, Lochridge & Kilgore, L.L.P.
       ------------------------------------------------------------------
       C. KENNETH LANDRUM, M.D. -- Retired
       ------------------------------------------------------------------
       JULIE G. UHLHORN -- Chairman of the Board, Rio Grande Equipment
       Company
       ------------------------------------------------------------------
       PAUL G. VEALE, SR., CPA -- Investments
       ------------------------------------------------------------------
       JACK WHETSEL -- Investments
       ------------------------------------------------------------------

                       A D V I S O R Y  D I R E C T O R S
   -----------------------------------------------------------------------------
       DANNY L. BUTTERY -- President, Texas State Bank, Harlingen, Texas
       ------------------------------------------------------------------
       FRANK A. KAVANAGH -- President, Texas State Bank, Weslaco, Texas
       ------------------------------------------------------------------
       PAUL S. MOXLEY -- President & Secretary of the Board of Directors,
                         Texas State Bank, McAllen, Texas
       ------------------------------------------------------------------

                                 O F F I C E R S
   -----------------------------------------------------------------------------
       GLEN E. RONEY -- Chairman of the Board, President & Chief
       Executive Officer
       ------------------------------------------------------------------
       GEORGE R. CARRUTHERS, JR. -- Executive Vice President & Chief
       Financial Officer
       ------------------------------------------------------------------
       NANCY F. SCHULTZ -- Senior Vice President & Secretary/Treasurer
       ------------------------------------------------------------------
       ANN M. SEFCIK -- Controller & Assistant Secretary
       ------------------------------------------------------------------

--------------------------------------------------------------------------------
                      T O  O U R  S H A R E H O L D E R S

  WE ARE PLEASED TO REPORT NET INCOME OF $2.3 MILLION FOR THE THIRD QUARTER OF 1995 OR $0.36 PER SHARE, COMPARED WITH $2.0 MILLION OR $0.32 PER SHARE REPORTED FOR THE THIRD QUARTER OF 1994. NET INCOME WAS $6.3 MILLION FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995, OR $1.01 PER SHARE, COMPARED WITH NET INCOME OF $4.9 MILLION OR $0.79 PER SHARE REPORTED FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1994.
  DURING AUGUST 1995, TEXAS STATE BANK, A SUBSIDIARY OF TEXAS REGIONAL BANCSHARES, INC., ACQUIRED TWO BRANCH BANK LOCATIONS, ONE IN RIO GRANDE CITY, TEXAS, AND THE OTHER IN ROMA, TEXAS. THE TRANSACTION INCLUDED THE PURCHASE OF $43.7 MILLION IN LOANS AND THE ASSUMPTION OF APPROXIMATELY $79.7 MILLION IN DEPOSIT LIABILITIES OF THESE BRANCHES. THIS TRANSACTION WAS ACCOUNTED FOR AS A PURCHASE.
  CONSISTENT WITH MANAGEMENT'S ONGOING EFFORTS TO EXPAND OUR PRESENCE IN THE RIO GRANDE VALLEY, A NEW 4,000 SQUARE FOOT FULL-SERVICE BANKING FACILITY WITH A FIVE LANE MOTOR BANK AND A DRIVE-UP ATM LANE WILL BE CONSTRUCTED IN WESLACO, TEXAS. THIS NEW BANKING FACILITY IS EXPECTED TO OPEN IN JANUARY 1996.
  THE OUTLOOK FOR THE REGIONAL ECONOMY OF THE MARKETS WE SERVE IS ONE OF MODERATE, YET STEADY GROWTH. THE PESO DEVALUATION IN MEXICO HAS HAD A TEMPORARY IMPACT ON THE RETAIL TRADE SEGMENT OF THE RIO GRANDE VALLEY ECONOMY. MANAGEMENT DOES NOT BELIEVE THAT THE FINANCIAL UNCERTAINTIES IN MEXICO WILL MATERIALLY AFFECT THE COMPANY'S FUTURE PROGRESS.
  BUILDING SHAREHOLDER VALUE IS OUR PRIMARY GOAL. THIS IS BEING ACCOMPLISHED THROUGH THE CONTINUED EFFORT AND DEDICATION OF OUR EMPLOYEES, OFFICERS AND DIRECTORS. WE APPRECIATE THE LOYAL SUPPORT OF OUR FRIENDS AND BANK CUSTOMERS.

                                       VERY TRULY YOURS,

                                            [/S/ G. E. RONEY]

                                       G. E. RONEY
                                       CHAIRMAN OF THE BOARD

CONSOLIDATED FINANCIAL STATEMENTS

Texas Regional Bancshares, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

                                                                   September 30,      December 31,
                                                                --------------------  -------------
(Dollars in Thousands)                                            1995       1994         1994
---------------------------------------------------------------------------------------------------
Assets
  Cash and Due From Banks                                       $  26,356  $  25,488    $  40,477
  Federal Funds Sold                                                9,300     14,500        1,300
---------------------------------------------------------------------------------------------------
    Total Cash and Cash Equivalents                                35,656     39,988       41,777
  Securities Available for Sale                                    82,259     72,163       54,814
  Securities Held to Maturity (Estimated Market Value of
   $78,043 and $61,334 at September 30, 1995 and 1994,
   respectively, and $69,626 at December 31, 1994)                 77,800     62,662       72,014
  Loans, Net of Unearned Discount of $1,293 and $793 at
   September 30, 1995 and 1994, respectively and $774 at
   December 31, 1994                                              394,607    314,946      339,939
  Less Allowance for Loan Losses                                   (4,121)    (3,771)      (3,511)
---------------------------------------------------------------------------------------------------
    Net Loans                                                     390,486    311,175      336,428
  Premises and Equipment, Net                                      17,400     15,479       15,268
  Accrued Interest Receivable                                       6,444      4,637        4,538
  Other Real Estate                                                 1,413      2,382        2,342
  Intangibles                                                       5,674      2,038        1,909
  Other Assets                                                      2,155      2,499        2,744
---------------------------------------------------------------------------------------------------
    Total Assets                                                $ 619,287  $ 513,023    $ 531,834
---------------------------------------------------------------------------------------------------
Liabilities
  Deposits
    Demand                                                      $ 108,140  $  95,058    $  99,643
    Savings                                                        36,924     29,598       28,689
    Money Market Checking and Savings                             127,782    131,842      140,750
    Time Deposits                                                 280,856    197,766      203,026
---------------------------------------------------------------------------------------------------
      Total Deposits                                              553,702    454,264      472,108
  Federal Funds Purchased and Securities Sold Under Repurchase
   Agreements (Note 4)                                                750        895        1,149
  Short-Term Borrowings                                                --        429          429
  Accounts Payable and Accrued Liabilities                          4,091      3,283        2,417
---------------------------------------------------------------------------------------------------
    Total Liabilities                                             558,543    458,871      476,103
---------------------------------------------------------------------------------------------------
Commitment and Contingencies (Notes 8 and 9)
Shareholders' Equity
  Preferred Stock; Cumulative $1.00 par value, $100
   Liquidation Value, 10,000,000 Shares Authorized; None
   Issued and Outstanding
   (Note 6)                                                            --         --           --
  Common Stock -- Class A; $1.00 par value, 20,000,000 Shares
   Authorized; Issued and Outstanding, 6,193,629 (Notes 2 and
   7)                                                               6,193      6,193        6,193
  Paid-In Capital                                                  29,204     29,204       29,204
  Retained Earnings                                                25,368     19,135       20,921
  Unrealized Loss on Securities Available for Sale                    (21)      (380)        (587)
---------------------------------------------------------------------------------------------------
    Total Shareholders' Equity                                     60,744     54,152       55,731
---------------------------------------------------------------------------------------------------
    Total Liabilities and Shareholders' Equity                  $ 619,287  $ 513,023    $ 531,834
---------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

Texas Regional Bancshares, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                 Three Months Ended    Nine Months Ended
                                                                   September 30,         September 30,
                                                                --------------------  --------------------
(Dollars in Thousands, Except Per Share Data)                     1995       1994       1995       1994
----------------------------------------------------------------------------------------------------------
Interest Income
  Loans, Including Fees                                         $   9,452  $   7,126  $  26,807  $  20,298
  Investment Securities
    Taxable                                                         1,837      1,503      4,945      4,211
    Tax-Exempt                                                         70         55        215        178
  Federal Funds Sold                                                  510        195        926        349
----------------------------------------------------------------------------------------------------------
    Total Interest Income                                          11,869      8,879     32,893     25,036
----------------------------------------------------------------------------------------------------------
Interest Expense
  Deposits                                                          4,846      3,007     12,827      8,298
  Federal Funds Purchased and Securities Sold Under Repurchase
   Agreements                                                          11          2         38         12
  Short-Term Borrowing                                                 --          8         16         24
  Note Payable                                                         --         --         --         16
----------------------------------------------------------------------------------------------------------
    Total Interest Expense                                          4,857      3,017     12,881      8,350
----------------------------------------------------------------------------------------------------------
Net Interest Income                                                 7,012      5,862     20,012     16,686
Provision for Loan Losses                                             372        220      1,060        630
----------------------------------------------------------------------------------------------------------
    Net Interest Income After Provision for Loan Losses             6,640      5,642     18,952     16,056
----------------------------------------------------------------------------------------------------------
Noninterest Income
  Service Charges on Deposit Accounts                                 899        791      2,517      2,251
  Other Service Charges                                               192        204        688        670
  Trust Service Fees                                                  314        277        917        866
  Investment Security Losses                                           --         --        (13)        --
  Data Processing Service Fees                                        112         65        270        187
  Other Operating Income                                              106         73        410        284
----------------------------------------------------------------------------------------------------------
    Total Noninterest Income                                        1,623      1,410      4,789      4,258
----------------------------------------------------------------------------------------------------------
Noninterest Expense
  Salaries and Employee Benefits                                    2,454      2,003      7,004      6,009
  Net Occupancy Expense                                               277        253        790        694
  Equipment Expense                                                   535        418      1,464      1,222
  Other Real Estate Expense, Net                                       60         29        152         60
  Other Noninterest Expense                                         1,368      1,318      4,532      4,735
----------------------------------------------------------------------------------------------------------
    Total Noninterest Expense                                       4,694      4,021     13,942     12,720
----------------------------------------------------------------------------------------------------------
Income Before Income Tax Expense                                    3,569      3,031      9,799      7,594
Income Tax Expense                                                  1,292      1,058      3,494      2,690
----------------------------------------------------------------------------------------------------------
Net Income                                                      $   2,277  $   1,973  $   6,305  $   4,904
----------------------------------------------------------------------------------------------------------
Primary Earnings Per Common Share (Note 2)
  Net Income                                                    $    0.37  $    0.32  $    1.02  $    0.82
  Weighted Average Number of Common Shares Outstanding (In
   Thousands)                                                       6,223      6,221      6,209      5,654
----------------------------------------------------------------------------------------------------------
Fully Diluted Earnings Per Common Share (Note 2)
  Net Income                                                    $    0.36  $    0.32  $    1.01  $    0.79
  Weighted Average Number of Common Shares Outstanding (In
   Thousands)                                                       6,242      6,221      6,220      5,979
----------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

Texas Regional Bancshares, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED) For the Year Ended December 31, 1994
And the Nine Months Ended September 30, 1995

                                                                                   Unrealized
                                               Class A                             Gain (Loss)
                               Convertible     Voting                             on Securities      Total
                                Preferred      Common      Paid-In    Retained      Available    Shareholders'
(Dollars in Thousands)            Stock         Stock      Capital    Earnings      for Sale        Equity
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993      $      74     $   4,186   $  20,063   $  15,481     $     179      $  39,983
Conversion of 74,172 shares
 of Preferred Stock Into
 979,009 shares of Class A
 Voting Common Stock                  (74)          979        (905)         --            --             --
Redemption of 356 shares of
 Preferred Stock at $104.00
 per share                             --            --         (36)         (1)           --            (37)
Change in Unrealized Gain
 (Loss) on Securities
 Available for Sale                    --            --          --          --          (766)          (766)
Sale of 1,028,291 shares of
 Class A Voting Common Stock           --         1,028      10,082          --            --         11,110
Preferred Stock Dividends              --            --          --        (258)           --           (258)
Class A Voting Common Stock
 Cash Dividends                        --            --          --      (1,486)           --         (1,486)
Net Income for the Year
 Ended December 31, 1994               --            --          --       7,185            --          7,185
--------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994             --         6,193      29,204      20,921          (587)        55,731
Change in Unrealized Gain
 (Loss) on Securities
 Available for Sale                    --            --          --          --           566            566
Class A Voting Common Stock
 Cash Dividends                        --            --          --      (1,858)           --         (1,858)
Net Income for the Nine
 Months Ended September 30,
 1995                                  --            --          --       6,305            --          6,305
--------------------------------------------------------------------------------------------------------------
Balance, September 30, 1995     $      --     $   6,193   $  29,204   $  25,368     $     (21)     $  60,744
--------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Texas Regional Bancshares, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the Nine Months Ended September 30, 1995 and 1994

(Dollars in Thousands)                                                                     1995       1994
-------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net Income                                                                             $   6,305  $   4,904
  Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
    Depreciation, Amortization and Accretion, Net                                            1,480      1,613
    Provision for Loan Losses                                                                1,060        630
    Provision for Estimated Losses on Other Real Estate and Other Assets                       119         45
    Net Loss on Sale of Other Real Estate                                                       73         21
    Loss on Sale of Securities Available for Sale                                               13         --
    (Gain) Loss of Sale of Fixed Assets                                                         (1)         8
    Gain on Sale of Other Assets                                                                (2)        --
    Increase in Accrued Interest Receivable and Other Assets                                (4,917)    (1,296)
    Increase in Accounts Payable and Accrued Liabilities                                     1,258      1,451
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                                    5,388      7,376
-------------------------------------------------------------------------------------------------------------
Cash Flows from Investing Activities
  Proceeds from Sales of Securities Available for Sale                                       8,957      2,498
  Proceeds from Maturing Securities Held to Maturity                                         9,460        872
  Proceeds from Maturing Securities Available for Sale                                      28,000     27,600
  Purchases of Securities Held to Maturity                                                 (15,622)   (21,861)
  Purchases of Securities Available for Sale                                               (63,506)   (17,882)
  Proceeds from Sale of Loans                                                                   --      1,119
  Purchases of Loans                                                                       (44,474)    (1,778)
  Loan Origination and Advances                                                            (11,459)   (25,108)
  Recoveries of Charged-Off Loans                                                              478        145
  Proceeds from Sale of Other Assets                                                            14        107
  Proceeds from Sale of Other Real Estate                                                      994        883
  Proceeds from Sale of Fixed Assets                                                             2         --
  Purchases of Premises and Equipment                                                       (3,385)    (1,709)
-------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                                      (90,541)   (35,114)
-------------------------------------------------------------------------------------------------------------
Cash Flows from Financing Activities
  Net Increase in Demand Deposits, Money Market Checking and Savings Accounts                3,764      5,016
  Net Increase in Time Deposits                                                             77,830     19,727
  Proceeds from Sale of Common Stock                                                            --     11,110
  Net Increase (Decrease) in Securities Sold Under Repurchase Agreements                      (399)       895
  Net Decrease in Short-Term Borrowings                                                       (429)       (60)
  Repayment of Note Payable                                                                     --     (1,150)
  Cash Dividends Paid on Preferred Stock                                                        --       (258)
  Redemption of Preferred Stock (Note 6)                                                        --        (37)
  Cash Dividends Paid on Class A Voting Common Stock (Note 7)                               (1,734)      (991)
-------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities                                                   79,032     34,252
-------------------------------------------------------------------------------------------------------------
Increase (Decrease) in Cash and Cash Equivalents                                            (6,121)     6,514
Cash and Cash Equivalents at Beginning of Year                                              41,777     33,474
-------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Quarter                                              $  35,656  $  39,988
-------------------------------------------------------------------------------------------------------------
Supplemental Disclosures of Cash Flow Information
  Interest Paid                                                                          $  12,157  $   8,276
  Income Taxes Paid                                                                          3,063      2,436
Supplemental Schedule of Noncash Investing and Financing Activities
  Foreclosure and Repossession in Partial Satisfaction of Loans Receivable                     337        882
Loans Originated to facilitate Sale of Other Real Estate                                       N/A        N/A
-------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of the consolidated financial statements.

Texas Regional Bancshares, Inc. and Subsidiary
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- BASIS OF PRESENTATION

The accompanying unaudited consolidated financial information has been prepared in accordance with the instructions to Form 10-Q and therefore does not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles. However, the information furnished reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. All such adjustments were of a normal and recurring nature. The consolidated financial information includes Texas Regional Bancshares, Inc. and its subsidiary (the "Company"). Intercompany balances and transactions have been eliminated.

NOTE 2 -- EARNINGS PER SHARE COMPUTATIONS

Primary earnings per share is computed by dividing net income less preferred stock dividends, by the weighted average number of common stock and common stock equivalents outstanding during the period.

NOTE 3 -- IMPACT OF NEW ACCOUNTING STANDARDS

Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and the amendment thereof, SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". Under SFAS No. 114, a loan is considered impaired when, based upon current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS No. 114 requires that an impaired loan be valued utilizing (i) the present value of expected future cash flows discounted at the effective interest rate of the loan, (ii) the fair value of the underlying collateral, or iii) the observable market price of the loan. SFAS No. 118 amended SFAS No. 114 by expanding the related disclosure requirements and permitting use of existing methods for recognizing interest income on impaired loans.

Loans which were restructured prior to the adoption of Statement No. 114 and which are performing in accordance with the renegotiated terms are not required to be reported as impaired. Loans restructured subsequent to the adoption of Statement No. 114 are required to be reported as impaired in the year of restructuring. Thereafter, such loans can be removed from the impaired loan disclosure if the loans were paying a market rate of interest at the time of restructuring and are performing in accordance with their renegotiated terms.

For loans covered by this statement, the Company makes an assessment for impairment when and while such loans are on nonaccrual or when the loan has been restructured. When a loan with unique risk characteristics has been identified as being impaired, the amount of impairment will be measured by the Company using discounted cash flows, except when it is determined that the sole (remaining) source of repayment for the loan is the operation or liquidation of the underlying collateral. In such case, the current fair value of the collateral, reduced by costs to sell, will be used in place of discounted cash flows. At the time a loan is placed on nonaccrual status, interest previously recognized but uncollected is reversed and charged against current income. Subsequent interest payments received on nonaccrual loans are either applied against principal or reported as income, depending upon management's assessment of the ultimate collectability of principal.

In management's opinion, the adoption of SFAS No. 114 and SFAS No. 118 has not had, and is not anticipated to have, a material effect on the Company's results of operations.

At September 30, 1995, the Company had a $715,000 recorded investment in impaired loans for which there was a related allowance for loan losses of $29,000. At September 30, 1995, there were no impaired loans for which there was no related allowance for loan losses. The average level of impaired loans during the nine months ended September 30, 1995 was $718,000. The Company recorded interest income of $19,000 on its impaired loans during the nine months ended September 30, 1995.

NOTE 4 -- SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under agreements to repurchase are comprised of customer deposit agreements with maturities ranging from overnight to six months. These obligations are not federally insured, but are collateralized by a security interest in various investment securities. The pledged securities are segregated and maintained by a third party bank.

NOTE 5 -- INCOME TAX

Deferred income tax assets and liabilities are computed for differences between the financial statements and the tax basis of assets and liabilities that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to effect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

NOTE 6 -- PREFERRED STOCK

On March 21, 1994, the Board of Directors adopted a resolution calling for redemption on April 22, 1994, of all issued and outstanding Preferred Stock, including the Company's First Series Convertible Preferred Stock, Series 1990 Convertible Preferred Stock and Series 1991 Convertible Preferred Stock (herein collectively called the "Preferred Stock") at a redemption price of $104 per share plus all accrued and unpaid dividends through the date fixed for redemption. The Preferred Stock was convertible into 13.2 shares of Class A Voting Common Stock for each share of Preferred Stock held. Effective April 22, 1994, 356 shares of Preferred Stock were redeemed and 74,172 shares of Preferred Stock were converted into 979,009 shares of Class A Voting Common Stock.

On February 14, 1995, the Board of Directors of the Corporation approved an amendment to the Articles of Incorporation to eliminate the series of shares known as the First Preferred, the Series 1990 Preferred and the Series 1991 Preferred shares of the Corporation, and further provided for the elimination of all references thereto from the Articles of Incorporation. As a result of the elimination of the series of Preferred shares, the shares resume status as authorized but unissued shares of Preferred Stock for which the Board has the authority to determine the designations, preferences, limitations and relative rights.

NOTE 7 -- COMMON STOCK

On March 16, 1994, the Company completed its public offering of 1.2 million shares of the Company's Class A Voting Common Stock and began trading in the Nasdaq National Market, under the trading symbol of "TRBS." The Company had granted the Underwriters a 30-day option to purchase up to 180,000 additional shares of Class A Voting Common Stock solely to cover over-allotments, if any. On April 15, 1994, the Underwriters exercised their option and purchased 28,291 additional shares of Class A Voting Common Stock.

On September 12, 1995, the Board of Directors approved a $0.10 per share cash dividend for shareholders of record on October 2, 1995 and payable on October 12, 1995.

NOTE 8 -- EMPLOYEE BENEFITS

In 1984, the Company adopted a target benefit pension plan covering substantially all of its employees. In December 1990, the Company restated its target benefit pension plan as an Employee Stock Ownership Plan (with section 401(k) provisions) (the "KSOP"). The Company received a favorable determination letter, in which the Internal Revenue Service stated that the plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Employer contributions to the KSOP are determined at the sole discretion of the Board of Directors.

In March 1986, the shareholders of the Company approved three separate stock plans involving the Class A Voting Common Stock, providing for the issuance of up to 253,434 shares to certain key employees for their purchase and 10,000 shares as part of a bonus plan for employees of the Company. One option plan, the Texas Regional Bancshares, Inc. 1985 Non-Statutory Stock Option Plan, provides for the sale of up to 126,717 shares to the chief executive officer at a price to be determined by a committee of directors on the date of grant; another, the Texas Regional Bancshares, Inc. Incentive Stock Option Plan, provides for the sale of up to 126,717 shares at fair market value at the date the options are granted, to key employees of the Company. The third plan provides for up to 10,000 shares to be distributed as employee bonuses, without payment of consideration by the employees.

On May 10, 1994, options to acquire up to 126,717 Class A Voting Common shares at $12.00 per share were granted to Glen E. Roney, Chairman of the Board, President & Chief Executive Officer pursuant to the Texas Regional Bancshares, Inc. 1985 Non-Statutory Stock Option Plan exercisable commencing May 10, 1995.

In addition, options to acquire up to 49,433 Class A Voting Common shares at $12.00 per share were granted to certain key employees of the Company pursuant to the Texas Regional Bancshares, Inc. Incentive Stock Option Plan exercisable commencing May 10, 1995 including options to acquire 8,333 shares granted to Glen E. Roney. The Incentive Stock Option Plan expired in September 1995. Any options outstanding under this Plan, at the time of its termination, remain in effect until the options shall have been exercised or the expiration date of the option, whichever is earlier. The options to acquire 49,433 Class A Voting Common Stock were awarded May 10, 1994, and expire on May 10, 2000.

NOTE 9 -- ACQUISITION ACTIVITY

During August 1995, Texas State Bank, a subsidiary of Texas Regional Bancshares, Inc., acquired two branch bank locations, one in Rio Grande City, Texas, and the other in Roma, Texas. The transaction included the purchase of $43.7 million in loans and the assumption of approximately $79.7 million in deposit liabilities of these branches. Investment securities were not acquired. Purchase accounting adjustments for the purchase of loans and the assumption of deposit liabilities of these branches were immaterial. This transaction was accounted for as a purchase.

The following Unaudited Pro Forma Combined Condensed Statements of Income for the twelve months ended December 31, 1994, and nine months ended September 30, 1995, assumes the acquisition occurred January 1, 1994. Intangibles arising from acquisition totaled $3.9 million. The pro forma adjustments reflect the amortization of the intangibles over a 15-year period, the reduced interest income on the $4.25 million purchase price at Texas Regional Bancshares, Inc.'s average federal funds sold rate of 4.52% for the twelve months ended at December 31, 1994, and 5.93% for the nine months ended at September 30, 1995, and the tax effect of the prior two transactions using an effective tax rate of 34%. The pro forma results do not necessarily represent the actual results that would have occurred and should not be considered indicative of future results of operations.

Pro Forma Combined Condensed
Statements of Income
For the Twelve Months Ended
December 31, 1994 (Unaudited)                   Texas Regional
(Dollars in Thousands,                            Bancshares,                  Pro Forma    Pro Forma
Except Per Share Data)                               Inc.         Branches    Adjustments    Balance
------------------------------------------------------------------------------------------------------
Interest Income
  Loans, Including Fees                            $  28,005      $   4,985    $      --    $  32,990
  Investment Securities                                6,107          1,290         (192)       7,205
  Federal Funds Sold                                     519            154           --          673
------------------------------------------------------------------------------------------------------
    Total Interest Income                             34,631          6,429         (192)      40,868
------------------------------------------------------------------------------------------------------
Interest Expense
  Deposits                                            11,619          2,243           --       13,862
  Borrowings                                              71              1           --           72
------------------------------------------------------------------------------------------------------
    Total Interest Expense                            11,690          2,244           --       13,934
------------------------------------------------------------------------------------------------------
Net Interest Income                                   22,941          4,185         (192)      26,934
Provision for Loan Losses                              1,085            218           --        1,303
------------------------------------------------------------------------------------------------------
    Net Interest Income After Provision for
     Loan Losses                                      21,856          3,967         (192)      25,631
------------------------------------------------------------------------------------------------------
Noninterest Income
  Service Charges on Deposit Accounts                  3,035            555           --        3,590
  Other Service Charges                                  904            151           --        1,055
  Trust Service Fees                                   1,161              0           --        1,161
  Other Operating Income                                 672            (39)          --          633
------------------------------------------------------------------------------------------------------
    Total Noninterest Income                           5,772            667           --        6,439
------------------------------------------------------------------------------------------------------
Noninterest Expense
  Salaries and Employee Benefits                       8,015          1,929           --        9,944
  Net Occupancy Expense                                  961            191           --        1,152
  Equipment Expense                                    1,648            310           --        1,958
  Other Noninterest Expense                            5,883          1,579          259        7,721
------------------------------------------------------------------------------------------------------
    Total Noninterest Expense                         16,507          4,009          259       20,775
------------------------------------------------------------------------------------------------------
Income Before Income Tax Expense                      11,121            625         (451)      11,295
Income Tax Expense                                     3,936            198         (153)       3,981
------------------------------------------------------------------------------------------------------
Net Income                                         $   7,185      $     427    $    (298)   $   7,314
------------------------------------------------------------------------------------------------------
Primary Earnings Per Common Share
  Net Income                                       $    1.19                                $    1.21
  Weighted Average Number of Common Shares
   Outstanding (In Thousands)                          5,791                                    5,791
------------------------------------------------------------------------------------------------------
Fully Diluted Earnings Per Common Share
  Net Income                                       $    1.16                                $    1.18
  Weighted Average Number of Common Shares
   Outstanding (In Thousands)                          6,035                                    6,035
------------------------------------------------------------------------------------------------------

Pro Forma Combined Condensed
Statements of Income
For the Nine Months Ended
September 30, 1995 (Unaudited)                  Texas Regional
(Dollars in Thousands,                            Bancshares,                   Pro Forma     Pro Forma
Except Per Share Data)                               Inc.         Branches     Adjustments     Balance
--------------------------------------------------------------------------------------------------------
Interest Income
  Loans, Including Fees                            $  26,216      $   3,559     $      --     $  29,775
  Investment Securities                                5,160             --            --         5,160
  Federal Funds Sold                                     719          1,399          (177)        1,941
--------------------------------------------------------------------------------------------------------
    Total Interest Income                             32,095          4,958          (177)       36,876
--------------------------------------------------------------------------------------------------------
Interest Expense
  Deposits                                            12,456          2,177            --        14,633
  Borrowings                                              54             --            --            54
--------------------------------------------------------------------------------------------------------
    Total Interest Expense                            12,510          2,177            --        14,687
--------------------------------------------------------------------------------------------------------
Net Interest Income                                   19,585          2,781          (177)       22,189
Provision for Loan Losses                              1,054              6            --         1,060
--------------------------------------------------------------------------------------------------------
    Net Interest Income After Provision for
     Loan Losses                                      18,531          2,775          (177)       21,129
--------------------------------------------------------------------------------------------------------
Noninterest Income
  Service Charges on Deposit Accounts                  2,472            354            --         2,826
  Other Service Charges                                  678             73            --           751
  Trust Service Fees                                     917             --            --           917
  Other Operating Income                                 664             39            --           703
--------------------------------------------------------------------------------------------------------
    Total Noninterest Income                           4,731            466            --         5,197
--------------------------------------------------------------------------------------------------------
Noninterest Expense
  Salaries and Employee Benefits                       6,903          1,119            --         8,022
  Net Occupancy Expense                                  770            137            --           907
  Equipment Expense                                    1,430            182            --         1,612
  Other Noninterest Expense                            4,383            980           195         5,558
--------------------------------------------------------------------------------------------------------
    Total Noninterest Expense                         13,486          2,418           195        16,099
--------------------------------------------------------------------------------------------------------
Income Before Income Tax Expense                       9,776            823          (372)       10,227
Income Tax Expense                                     3,486            280          (126)        3,640
--------------------------------------------------------------------------------------------------------
Net Income                                         $   6,290      $     543     $    (246)    $   6,587
--------------------------------------------------------------------------------------------------------
Primary Earnings Per Common Share
  Net Income                                       $    1.01                                  $    1.06
  Weighted Average Number of Common Shares
   Outstanding (In Thousands)                          6,209                                      6,209
--------------------------------------------------------------------------------------------------------
Fully Diluted Earnings Per Common Share
  Net Income                                       $    1.01                                  $    1.06
  Weighted Average Number of Common Shares
   Outstanding (In Thousands)                          6,220                                      6,220
--------------------------------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net income for the three months ended September 30, 1995 was $2.3 million or $0.36 per share, reflecting a net increase of $304,000 or $0.04 per share compared to net income of $2.0 million or $0.32 per share for the three months ended September 30, 1994. Net income for the nine months ended September 30, 1995 was $6.3 million or $1.01 per share, reflecting a net increase of $1.4 million or $0.22 per share compared to net income of $4.9 million or $0.79 per share for the nine months ended September 30, 1994. Earnings performance for the three months ended September 30, 1995 compared to the three months ended
September 30, 1994 reflected an improvement in net interest income and noninterest income, partially offset by an increase in noninterest expense and provision for loan losses. Earnings performance for the nine months ended September 30, 1995 compared to nine months ended September 30, 1994 reflected an increase in net interest income and noninterest income reduced by an increase in noninterest expense and provision for loan losses. A more detailed description of the results of operations is included in the presentation that follows.

During August 1995, Texas State Bank, a subsidiary of Texas Regional Bancshares, Inc., acquired two branch bank locations, one in Rio Grande City, Texas, and the other in Roma, Texas (the "Acquisition"). The Acquisition included the purchase of $43.7 million in loans and the assumption of approximately $79.7 million in deposit liabilities of these branches. This transaction was accounted for as a purchase; therefore, the results of operations of the two branches are included in the consolidated financial statements from the date of acquisition.

The following table presents selected financial data regarding results of operations:

Condensed Statements of Income                 1995                           1994             Nine Months Ended
Taxable-Equivalent Basis         ---------------------------------  ------------------------     September 30,
(Dollars in Thousands, Except       THIRD      Second      First      Fourth        Third     --------------------
Per Share Data)                    QUARTER     Quarter    Quarter     Quarter      Quarter      1995       1994
------------------------------------------------------------------------------------------------------------------
Interest Income                   $  11,904   $  10,880  $  10,218   $   9,629    $   8,908   $  33,002  $  25,126
Interest Expense                      4,857       4,295      3,729       3,340        3,017      12,881      8,350
------------------------------------------------------------------------------------------------------------------
Net Interest Income                   7,047       6,585      6,489       6,289        5,891      20,121     16,776
Provision for Loan Losses               372         322        366         455          220       1,060        630
------------------------------------------------------------------------------------------------------------------
Net Interest Income After
 Provision for Loan Losses            6,675       6,263      6,123       5,834        5,671      19,061     16,146
Noninterest Income                    1,623       1,576      1,590       1,514        1,410       4,789      4,258
Noninterest Expense                   4,694       4,654      4,594       3,787        4,021      13,942     12,720
------------------------------------------------------------------------------------------------------------------
Income Before
 Taxable-Equivalent Adjustment
 and Income Tax                       3,604       3,185      3,119       3,561        3,060       9,908      7,684
Taxable-Equivalent Adjustment            35          35         39          34           29         109         90
Applicable Income Tax Expense         1,292       1,109      1,093       1,246        1,058       3,494      2,690
------------------------------------------------------------------------------------------------------------------
Net Income                        $   2,277   $   2,041  $   1,987   $   2,281    $   1,973   $   6,305  $   4,904
------------------------------------------------------------------------------------------------------------------
Net Income Per Common Share
  Primary                         $    0.37   $    0.33  $    0.32   $    0.37    $    0.32   $    1.02  $    0.82
  Fully Diluted                        0.36        0.33       0.32        0.37         0.32        1.01       0.79
------------------------------------------------------------------------------------------------------------------

NET INTEREST INCOME

Taxable-equivalent net interest income was $7.0 million for the three months ended September 30, 1995, an increase of $1.2 million or 19.6% compared to the three months ended September 30, 1994 of $5.9 million. The interest rate margin of 5.15% for the three months ended September 30, 1995 reflects a slight increase of two basis points compared to 5.13% for the three months ended September 30, 1994. The increase in net interest income for the three months ended September 30, 1995 compared to the three months ended September 30, 1994 was primarily attributable to the increase in the base lending rates and volume of interest-earning assets exceeding the increase in base deposit rates and the increase in volume of interest-bearing liabilities. The increase in net interest income for the nine months ended September 30, 1995 compared to nine months ended September 30, 1994 was also primarily attributable to the increase in the base lending rates and the change in the mix of interest-earning assets.

The average loan balance for the nine months ended September 30, 1995 of $356.1 million increased $51.4 million or 16.9% compared to the average loan balance for the nine months ended September 30, 1994. The increase in the average balance of loans outstanding improved earnings.

The following tables present for the three months ended September 30, 1995, June 30, 1995 and September 30, 1994 and the nine months ended September 30, 1995, and September 30, 1994, the total dollar amount of interest income from average interest-earning assets and the resultant yields, reported on a tax-equivalent basis, as well as the interest-bearing liabilities, expressed both in dollars and rates. Average balances are derived from average daily balances and the yields and costs are established by dividing income or expense by the average balance of the asset or liability. Income and yield on interest-earning assets include amounts to convert tax-exempt income to a taxable-equivalent basis, assuming a 34% effective income tax rate.

                                                                   Three Months Ended
Summary of Interest-Earning    ------------------------------------------------------------------------------------------
Assets and Interest-Bearing           September 30, 1995                    June 30, 1995             September 30, 1994
Liabilities                    ---------------------------------  ---------------------------------  --------------------
Taxable-Equivalent Basis        AVERAGE                            Average                            Average
(Dollars in Thousands)          BALANCE   Interest      Rate*      Balance   Interest      Rate*      Balance   Interest
-------------------------------------------------------------------------------------------------------------------------
Interest-Earning Assets
  Loans
    Commercial                 $ 117,378  $   2,950        9.97%  $ 122,127  $   3,070       10.08%  $ 104,423  $   2,165
    Real Estate                  215,052      5,505       10.16     196,642      5,047       10.29     174,637      4,287
    Consumer                      40,081        997        9.87      32,696        794        9.74      29,156        674
-------------------------------------------------------------------------------------------------------------------------
      Total Loans                372,511      9,452       10.07     351,465      8,911       10.17     308,216      7,126
-------------------------------------------------------------------------------------------------------------------------
  Investment Securities
    Taxable                      130,504      1,837        5.58     118,675      1,591        5.38     126,900      1,503
    Tax-Exempt                     4,797        105        8.68       4,919        106        8.64       3,717         84
-------------------------------------------------------------------------------------------------------------------------
      Total Investment
       Securities                135,301      1,942        5.69     123,594      1,697        5.51     130,617      1,587
-------------------------------------------------------------------------------------------------------------------------
Federal Funds Sold                34,971        510        5.79      17,821        272        6.12      16,969        195
-------------------------------------------------------------------------------------------------------------------------
      Total Interest-Earning
       Assets                  $ 542,783  $  11,904        8.70%  $ 492,880  $  10,880        8.85%  $ 455,802  $   8,908
-------------------------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities
  Savings                      $  32,701  $     221        2.68%  $  27,364  $     181        2.65%  $  29,920  $     194
  Money Market Checking and
   Savings                       131,691        899        2.71     120,895        812        2.69     130,905        802
  Time Deposits                  263,407      3,727        5.61     235,609      3,280        5.58     196,932      2,011
-------------------------------------------------------------------------------------------------------------------------
      Total Savings and Time
       Deposits                  427,799      4,847        4.50     383,868      4,273        4.46     357,757      3,007
-------------------------------------------------------------------------------------------------------------------------
  Federal Funds Purchased and
   Securities Sold Under
   Repurchase Agreements             997         10        3.98       1,228         14        4.57         314          2
  Short-Term Borrowings               75         --          --         429          8        7.48         431          8
-------------------------------------------------------------------------------------------------------------------------
      Total Interest-Bearing
       Liabilities             $ 428,871  $   4,857        4.49%  $ 385,525  $   4,295        4.47%  $ 358,502  $   3,017
-------------------------------------------------------------------------------------------------------------------------
Net Interest Income                       $   7,047                          $   6,585                          $   5,891
-------------------------------------------------------------------------------------------------------------------------
Net Yield on Total
  Interest-Earning Assets                                  5.15%                              5.36%
-------------------------------------------------------------------------------------------------------------------------
* Annualized

Assets and Interest-Bearing
Liabilities
Taxable-Equivalent Basis
(Dollars in Thousands)            Rate*
-----------------------------
Interest-Earning Assets
  Loans
    Commercial                       8.23%
    Real Estate                      9.74
    Consumer                         9.17
-----------------------------
      Total Loans                    9.17
-----------------------------
  Investment Securities
    Taxable                          4.70
    Tax-Exempt                       8.97
-----------------------------
      Total Investment
       Securities                    4.82
-----------------------------
Federal Funds Sold                   4.56
-----------------------------
      Total Interest-Earning
       Assets                        7.75%
-----------------------------
Interest-Bearing Liabilities
  Savings                            2.57%
  Money Market Checking and
   Savings                           2.43
  Time Deposits                      4.05
-----------------------------
      Total Savings and Time
       Deposits                      3.33
-----------------------------
  Federal Funds Purchased and
   Securities Sold Under
   Repurchase Agreements             2.53
  Short-Term Borrowings              7.36
-----------------------------
      Total Interest-Bearing
       Liabilities                   3.34%
-----------------------------
Net Interest Income
-----------------------------
Net Yield on Total
  Interest-Earning Assets            5.13%
-----------------------------
* Annualized

                                                                          Nine Months Ended
                                                 --------------------------------------------------------------------
Summary of Interest-Earning Assets                      September 30, 1995                 September 30, 1994
and Interest-Bearing Liabilities                 ---------------------------------  ---------------------------------
Taxable-Equivalent Basis                          AVERAGE                            Average
(Dollars in Thousands)                            BALANCE   Interest      Rate*      Balance   Interest      Rate*
---------------------------------------------------------------------------------------------------------------------
Interest-Earning Assets
  Loans
    Commercial                                   $ 120,272  $   8,919        9.91%  $ 106,699  $   6,466        8.10%
    Real Estate                                    200,994     15,350       10.21     170,045     11,911        9.37
    Consumer                                        34,819      2,538        9.75      27,984      1,921        9.18
---------------------------------------------------------------------------------------------------------------------
      Total Loans                                  356,085     26,807       10.07     304,728     20,298        8.91
---------------------------------------------------------------------------------------------------------------------
  Investment Securities
    Taxable                                        121,552      4,945        5.44     124,448      4,211        4.52
    Tax-Exempt                                       4,913        324        8.82       3,977        268        9.01
---------------------------------------------------------------------------------------------------------------------
      Total Investment Securities                  126,465      5,269        5.57     128,425      4,479        4.66
---------------------------------------------------------------------------------------------------------------------
Federal Funds Sold                                  20,871        926        5.93      11,051        349        4.22
---------------------------------------------------------------------------------------------------------------------
        Total Interest-Earning Assets            $ 503,421  $  33,002        8.76%  $ 444,204  $  25,126        7.56%
---------------------------------------------------------------------------------------------------------------------
Interest-Bearing Liabilities
  Savings                                        $  29,361  $     585        2.66%  $  29,952  $     567        2.53%
  Money Market Checking and Savings                127,991      2,585        2.70     131,733      2,311        2.35
  Time Deposits                                    237,293      9,657        5.44     189,578      5,420        3.82
---------------------------------------------------------------------------------------------------------------------
      Total Savings and Time Deposits              394,645     12,827        4.35     351,263      8,298        3.16
---------------------------------------------------------------------------------------------------------------------
  Federal Funds Purchased and Securities
    Sold Under Repurchase Agreements                 1,191         38        4.27         502         12        3.20
  Short-Term Borrowings                                311         16        6.88         438         24        7.33
  Note Payable                                          --         --          --         345         16        6.20
---------------------------------------------------------------------------------------------------------------------
      Total Interest-Bearing Liabilities         $ 396,147  $  12,881        4.35%  $ 352,548  $   8,350        3.17%
---------------------------------------------------------------------------------------------------------------------
Net Interest Income                                         $  20,121                          $  16,776
---------------------------------------------------------------------------------------------------------------------
Net Yield on Total
  Interest-Earning Assets                                                    5.34%                              5.05%
---------------------------------------------------------------------------------------------------------------------
* Annualized

The following table presents the effects of changes in volume, rate and rate/volume on interest income and interest expense for major categories of interest-earning assets and interest-bearing liabilities for the nine month period ended September 30, 1995 as compared to the nine month period ended September 30, 1994. Nonaccrual loans are included in assets, thereby reducing yields. See "NONPERFORMING ASSETS". The allocation of the rate/volume variance has been made pro rata on the percentage that volume and rate variances produce in each category.

Analysis of Changes in Net Interest Income
Taxable-Equivalent Basis
Nine Months Ended September 30,                                                    Due to Change in
1995 Compared to 1994                                                    -------------------------------------
(Dollars in Thousands)                                      Net Change     Volume       Rate      Rate/Volume
--------------------------------------------------------------------------------------------------------------
Interest Income
  Loans, Including Fees                                      $   6,509    $   3,423   $   2,644    $     442
  Investment Securities
    Taxable                                                        734          (98)        856          (24)
    Tax-Exempt                                                      56           63          (6)          (1)
  Federal Funds Sold                                               577          310         141          126
--------------------------------------------------------------------------------------------------------------
      Total Interest Income                                      7,876        3,698       3,635          543
--------------------------------------------------------------------------------------------------------------
Interest Expense
  Deposits                                                       4,529        1,025       3,126          378
  Federal Funds Purchased and Securities Sold Under
   Repurchase Agreements                                            26           16           4            6
  Short-Term Borrowings                                             (8)          (7)         (1)          --
  Note Payable                                                     (16)         (16)         --           --
--------------------------------------------------------------------------------------------------------------
      Total Interest Expense                                     4,531        1,018       3,129          384
--------------------------------------------------------------------------------------------------------------
Net Interest Income Before Allocation of Rate/Volume             3,345        2,680         506          159
--------------------------------------------------------------------------------------------------------------
Allocation of Rate/Volume                                           --          234         (75)        (159)
--------------------------------------------------------------------------------------------------------------
Changes in Net Interest Income                               $   3,345    $   2,914   $     431    $      --
--------------------------------------------------------------------------------------------------------------

PROVISION FOR LOAN LOSSES

The provision for loan losses for the three months ended September 30, 1995 of $372,000 reflects an increase of $152,000 or 69.1% compared to $220,000 for the three months ended September 30, 1994. The provision for loan losses for the nine months ended September 30, 1995 of $1.1 million reflects an increase of $430,000 or 68.3% compared to $630,000 for the nine months ended September 30, 1994 and was primarily attributable to charged-off loans and new loan growth. See "ALLOWANCE FOR LOAN LOSSES."

In January 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of a Loan" and the amendment thereof, SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures". In management's opinion, the adoption of SFAS No. 114 and SFAS No. 118 is not anticipated to have a material effect on the Company's results of operations.

NONINTEREST INCOME

Noninterest income for the three months ended September 30, 1995 of $1.6 million increased $213,000 or 15.1% compared to $1.4 million for the three months ended September 30, 1994. All categories on noninterest income, except Other Service Charges, for the three months ended September 30, 1995 reflect increased income when compared to the three months ended September 30, 1994. The decline in Other Service Charges is primarily attributable to a decline in foreign currency exchange fees. The recent events in Mexico, primarily the peso devaluation, has resulted in a lower volume and spread on peso exchange fee activity. Noninterest income for the nine months ended September 30, 1995 of $4.8 million increased $531,000 or 12.5% compared to $4.3 million for the nine months ended September 30, 1994. All categories of noninterest income, except Investment Securities Gains (Losses), for the nine months ended September 30, 1995 reflect increased income compared to the nine months ended September 30, 1994. The increase in Service Charges on Deposit Accounts and Other Service Charges were both impacted by an increase in activity levels and additional volume. Trust Service Fees of $917,000 for the nine months ended September 30, 1995 reflect a net increase of $51,000 or 5.9% when compared to $866,000 for the nine months ended September 30, 1994. The increase in Trust Service Fees is attributable to increases in both the number of trust accounts and the book value of assets managed.

The following table summarizes the major noninterest income categories:

                                                    1995                             1994             Nine Months Ended
                                    -------------------------------------  ------------------------     September 30,
Noninterest Income                     THIRD       Second        First       Fourth        Third     --------------------
(Dollars in Thousands)                QUARTER      Quarter      Quarter      Quarter      Quarter      1995       1994
-------------------------------------------------------------------------------------------------------------------------
Service Charges on Deposit
 Accounts                            $     899    $     837    $     781    $     784    $     791   $   2,517  $   2,251
Other Service Charges                      192          223          273          234          204         688        670
Trust Service Fees                         314          316          287          295          277         917        866
Investment Securities Gains
 (Losses)                                   --           --          (13)           8           --         (13)        --
Data Processing Service Fees               112           85           73           68           65         270        187
Other Operating Income                     106          115          189          125           73         410        284
-------------------------------------------------------------------------------------------------------------------------
    Total                            $   1,623    $   1,576    $   1,590    $   1,514    $   1,410   $   4,789  $   4,258
-------------------------------------------------------------------------------------------------------------------------

NONINTEREST EXPENSE

Noninterest expense for the three months ended September 30, 1995 of $4.7 million increased $673,000 or 16.7% compared to the three months ended September 30, 1994 of $4.0 million.

Noninterest expense for the nine months ended September 30, 1995 of $13.9 million increased $1.2 million or 9.6% compared to the nine months ended September 30, 1994 of $12.7 million. The increase in noninterest expense for the nine months ended September 30, 1995 compared to nine months ended September 30, 1994 was primarily attributable to the increased volume of business conducted by the Company.

Other Real Estate (Income) Expense, Net includes rental income, gain or loss on sale of other real estate properties and direct expenses of foreclosed real estate, including property taxes, maintenance costs, and write-downs. Write-downs of other real estate acquired in a loan foreclosure are required if the fair value of an asset, less estimated closing costs, subsequently declines below its carrying value. The increase in Other Real Estate (Income) Expense, Net for the nine months ended September 30, 1995 compared to the nine months ended September 30, 1994 is primarily attributable to the net loss recognized on the sale of Other Real Estate during 1995 and an increase in write-downs. Management is actively seeking buyers for all Other Real Estate and is of the opinion that the carrying value of said real estate approximates the estimated fair value less estimated closing costs.

FDIC insurance refund for the three months ended September 30, 1995 of $29,000 reflects a net decrease of $279,000 or 111.6% when compared to $250,000 expense for three months ended September 30, 1994. On August 8, 1995, the FDIC Board of Directors voted to reduce the deposit insurance premiums paid by most members of the Bank Insurance Fund, effective as of June 1, 1995. As a result, the overpaid assessments for the period June 1 to September 30 and interest (totaling $297,000) was refunded on September 15, 1995. The Company continues to receive the most favorable risk classification for purposes of determining the annual deposit insurance assessment rate.

The following table displays the major noninterest expense categories:

                                                  1995                             1994             Nine Months Ended
                                  -------------------------------------  ------------------------     September 30,
Noninterest Expense                  THIRD       Second        First       Fourth        Third     --------------------
(Dollars in Thousands)              QUARTER      Quarter      Quarter      Quarter      Quarter      1995       1994
-----------------------------------------------------------------------------------------------------------------------
Salaries and Employee Benefits
  Salaries                         $   1,954    $   1,808    $   1,767    $   1,606    $   1,588   $   5,529  $   4,728
  Employee Benefits                      500          484          491          400          415       1,475      1,281
-----------------------------------------------------------------------------------------------------------------------
    Total Salaries and Employee
     Benefits                          2,454        2,292        2,258        2,006        2,003       7,004      6,009
-----------------------------------------------------------------------------------------------------------------------
Net Occupancy Expense                    277          260          253          267          253         790        694
-----------------------------------------------------------------------------------------------------------------------
Equipment Expense                        535          498          431          426          418       1,464      1,222
-----------------------------------------------------------------------------------------------------------------------
Other Real Estate (Income)
 Expense, Net
  Rent Income                            (27)         (26)         (71)         (49)         (30)       (124)       (88)
  (Gain) Loss on Sale                     (6)          (1)          81          (19)          14          74         21
  Expenses                                34           27           22           16           30          83         82
  Write-Downs                             59           60           --           67           15         119         45
-----------------------------------------------------------------------------------------------------------------------
    Total Other Real Estate
     (Income) Expense, Net                60           60           32           15           29         152         60
-----------------------------------------------------------------------------------------------------------------------
Other Noninterest Expense
  Advertising and Public
   Relations                             203          144          238          297          127         585        396
  Amortization of Intangibles             88           56           56           56           56         200        168
  Data Processing and Check
   Clearing                              147          104          108           78           81         359        282
  Director Fees                           74           67           68           68           68         209        199
  Franchise Tax                           50           49           50           39           39         149        120
  Insurance                               38           67           84           72           82         189        242
  FDIC Insurance                         (29)         261          261          250          250         493        723
  Legal and Professional                 221          207          191          266          145         619        740
  Stationery and Supplies                182          170          122          122          102         474        416
  Telephone                               66           58           49           54           45         173        148
  Other (Gains) Losses                   117          124          144         (499)         104         385        637
  Other                                  211          237          249          270          219         697        664
-----------------------------------------------------------------------------------------------------------------------
    Total Other Noninterest
     Expense                           1,368        1,544        1,620        1,073        1,318       4,532      4,735
-----------------------------------------------------------------------------------------------------------------------
    Total                          $   4,694    $   4,654    $   4,594    $   3,787    $   4,021   $  13,942  $  12,720
-----------------------------------------------------------------------------------------------------------------------

BALANCE SHEET ANALYSIS

The Company continues to experience growth as is reflected by the increase in total average assets presented below. The growth is primarily attributable to the Acquisition. Average interest-earning assets for the three months ended September 30, 1995 of $542.8 million increased $87.0 million or 19.1% compared to the three months ended September 30, 1994 of $455.8 million. Average interest-earning assets for the nine months ended September 30, 1995 of $503.4 million increased $59.2 million or 13.3% compared to the nine months ended September 30, 1994 of $444.2 million. The increase in total average assets was funded primarily by deposit growth from the Acquisition.

Average total deposits for the three months ended September 30, 1995 of $535.7 million increased $84.8 million or 18.8% compared to the three months ended September 30, 1995 of $451.0 million primarily due to the Acquisition. Average total deposits for the nine months ended September 30, 1995 of $495.4 million increased $51.3 million or 11.6% compared to the nine months ended September 30, 1994 of $444.1 million.

The following table presents the consolidated average balance sheets:

                                        1995                        1994           Nine Months Ended
                           -------------------------------  --------------------     September 30,
Average Balance Sheets       THIRD     Second      First     Fourth      Third    --------------------
(Dollars in Thousands)      QUARTER    Quarter    Quarter    Quarter    Quarter     1995       1994
------------------------------------------------------------------------------------------------------
Assets
  Loans                    $ 372,511  $ 351,465  $ 344,279  $ 321,968  $ 308,216  $ 356,085  $ 304,728
  Investment Securities
    Taxable                  130,504    118,675    115,477    130,304    126,900    121,552    124,448
    Tax-Exempt                 4,797      4,919      5,023      4,525      3,717      4,913      3,977
  Federal Funds Sold          34,971     17,821      9,821     12,807     16,969     20,871     11,051
------------------------------------------------------------------------------------------------------
      Total
       Interest-Earning
       Assets                542,783    492,880    474,600    469,604    455,802    503,421    444,204
  Cash and Due from Banks     31,538     29,871     31,675     30,977     28,813     31,028     30,197
  Bank Premises and
   Equipment, Net             16,535     15,573     15,613     15,361     15,535     15,907     15,357
  Other Assets                14,419     11,845     11,797     11,715     11,903     12,687     11,511
  Allowance for Loan
   Losses                     (4,331)    (4,211)    (3,743)    (3,630)    (3,852)    (4,095)    (3,674)
------------------------------------------------------------------------------------------------------
      Total Assets         $ 600,944  $ 545,958  $ 529,942  $ 524,027  $ 508,201  $ 558,948  $ 497,595
------------------------------------------------------------------------------------------------------
Liabilities and
 Shareholders'
  Equity
    Demand Deposits
      Commercial and
       Individual          $ 105,812  $  92,804  $  92,612  $  93,793  $  90,407  $  97,076  $  90,121
      Public Funds             2,109      5,582      3,208      3,053      2,789      3,633      2,673
------------------------------------------------------------------------------------------------------
      Total Demand
       Deposits              107,921     98,386     95,820     96,846     93,196    100,709     92,794
------------------------------------------------------------------------------------------------------
  Savings                     32,701     27,364     28,018     29,308     29,920     29,361     29,952
  Money Market Checking
   and Savings Accounts
    Commercial and
     Individual              104,128     95,042    101,856    110,481    109,411    100,342    109,425
    Public Funds              27,563     25,853     29,531     28,580     21,494     27,649     22,308
  Time Deposits
    Commercial and
     Individual              246,797    218,479    193,461    180,065    176,745    219,579    169,545
    Public Funds              16,610     17,130     19,402     18,741     20,187     17,714     20,033
------------------------------------------------------------------------------------------------------
      Total
       Interest-Bearing
       Deposits              427,799    383,868    372,268    367,175    357,757    394,645    351,263
------------------------------------------------------------------------------------------------------
        Total Deposits       535,720    482,254    468,088    464,021    450,953    495,354    444,057
------------------------------------------------------------------------------------------------------
Federal Funds Purchased
 and Securities Sold
 Under Repurchase
 Agreements                      997      1,228      1,348      1,098        314      1,191        502
Short-Term Borrowings             75        429        429        430        431        311        438
Note Payable                      --         --         --         --         --         --        345
Other Liabilities              4,231      3,626      3,168      3,188      3,237      3,675      2,807
Shareholders' Equity          59,921     58,421     56,909     55,290     53,266     58,417     49,446
------------------------------------------------------------------------------------------------------
      Total Liability and
       Shareholders'
       Equity              $ 600,944  $ 545,958  $ 529,942  $ 524,027  $ 508,201  $ 558,948  $ 497,595
------------------------------------------------------------------------------------------------------

RISK ANALYSIS OF THE LOAN PORTFOLIO

The Company manages its credit risk by establishing and implementing strategies and guidelines appropriate to the characteristics of borrowers, industries, geographic locations and risk products. Diversification of risk within each of these areas is a primary objective. Policies and procedures are developed to ensure that loan commitments conform to current strategies and guidelines. Management continues to refine the Company's credit policies and procedures to address the risks in the current and prospective environment and to reflect management's current strategic focus. The credit process is controlled with continuous review and analysis by independent credit review, internal and external auditors and regulatory authorities.

The Company has collateral management policies in place to ensure that collateral lending of all types is approached on a basis consistent with safe and sound standards. Valuation analysis is utilized to take into consideration the potentially adverse economic conditions under which liquidation could occur. Collateral accepted against the commercial loan portfolio includes accounts receivable and inventory, marketable securities, equipment, and agricultural products. Autos, deeds of trust, life insurance, and marketable securities are accepted as collateral for the installment loan portfolio.

Total loans at September 30, 1995 of $394.6 million increased $79.7 million or 25.3% compared to September 30, 1994 levels of $314.9 million and increased $44.1 million or 12.6% compared to June 30, 1995 levels of $350.5 million. The increase in loans is partially attributable to the Acquisition. The Company's commercial loans are widely diversified by borrower and industry group.

The following table presents the composition of the loan portfolio for the last five quarters:

                                                            1995                        1994
                                               -------------------------------  --------------------
Loan Portfolio Composition                       THIRD     Second      First     Fourth      Third
(Dollars in Thousands)                          QUARTER    Quarter    Quarter    Quarter    Quarter
----------------------------------------------------------------------------------------------------
Commercial                                     $ 105,792  $  99,961  $ 106,655  $ 101,866  $  91,828
Agricultural                                      19,247     17,325     19,982     17,199     12,872
Real Estate
  Construction                                    25,998     23,228     20,720     18,809     16,913
  Commercial Mortgage                            128,979    114,232    113,120    113,677    107,531
  Agricultural Mortgage                           15,284     12,771     12,277     10,263     10,043
  1-4 Family Mortgage                             54,836     49,704     49,524     47,425     45,415
Consumer                                          44,471     33,242     32,132     30,700     30,344
----------------------------------------------------------------------------------------------------
    Total                                      $ 394,607  $ 350,463  $ 354,410  $ 339,939  $ 314,946
----------------------------------------------------------------------------------------------------

NONPERFORMING ASSETS

Nonperforming assets are comprised of loans for which the accrual of interest has been discontinued, loans for which the interest rate has been reduced to less than normal rates due to a serious weakening in the borrower's financial condition, and other assets which consist of real estate and other property which have been acquired in partial or full satisfaction of loan obligations and which are awaiting disposition. A loan is generally placed on nonaccrual status when payment of principal or interest is contractually past due 90 days, or earlier when concern exists as to the ultimate collection of principal and interest. At the time a loan is placed on nonaccrual status, interest previously accrued but uncollected is reversed and charged against current income.

Loans which are contractually past due 90 days or more which are both well secured or guaranteed by financially responsible third parties and in the process of collection generally are not placed on nonaccrual status. The amount of such loans past due 90 days or more at September 30, 1995 of $244,000 reflects a decrease of $98,000 or 28.7% compared to the September 30, 1994 level of $342,000.

Nonperforming assets at September 30, 1995 of $3.0 million decreased $2.2 million or 41.9% compared to $5.2 million at September 30, 1994. Management continues to emphasize maintaining a low level of nonperforming assets and returning nonperforming assets to an earning status.

The Company's classification of nonperforming loans includes those loans where management believes collection is doubtful. Management is not aware of any specific borrower relationships that are not reported as nonperforming where management has serious doubts as to the ability of such borrowers to comply with the present loan repayment terms which would cause nonperforming assets to increase materially.

An analysis of the components of nonperforming assets for the last five quarters is presented in the following table:

                                                                 1995                          1994
                                                  ----------------------------------  ----------------------
Nonperforming Assets                                THIRD       Second      First       Fourth      Third
(Dollars in Thousands)                             QUARTER     Quarter     Quarter     Quarter     Quarter
------------------------------------------------------------------------------------------------------------
Nonaccrual Loans                                  $   1,519   $   1,490   $   1,753   $   2,435   $   2,787
Renegotiated Loans                                        8           9          11          13          14
------------------------------------------------------------------------------------------------------------
  Nonperforming Loans                                 1,527       1,499       1,764       2,448       2,801
Other Nonperforming Assets
  (Primarily Other Real Estate)                       1,502       1,762       1,700       2,364       2,415
------------------------------------------------------------------------------------------------------------
    Total Nonperforming Assets                        3,029       3,261       3,464       4,812       5,216
Accruing Loans 90 Days or More Past Due                 244         879         306         226         342
------------------------------------------------------------------------------------------------------------
    Total Nonperforming Assets Plus Accruing
     Loans 90 Days or More Past Due               $   3,273   $   4,140   $   3,770   $   5,038   $   5,558
------------------------------------------------------------------------------------------------------------
Nonperforming Loans as a % of Total Loans              0.39%       0.43%       0.50%       0.72%       0.89%
Nonperforming Assets as a % of Total Loans and
 Other Nonperforming Assets                            0.76        0.93        0.97        1.41        1.64
Nonperforming Assets as a % of Total Assets            0.49        0.60        0.64        0.90        1.02
Nonperforming Assets Plus Accruing Loans 90 Days
 or More Past Due as a % of Total Loans And
 Other Nonperforming Assets                            0.83        1.18        1.06        1.47        1.75
------------------------------------------------------------------------------------------------------------

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses at September 30, 1995 of $4.1 million increased $350,000 or 9.3% compared to the September 30, 1994 balance of $3.8 million and increased $141,000 or 3.5% compared to the June 30, 1995 balance of $4.0 million. The allowance for loan losses at September 30, 1995 compared to September 30, 1994 reflects a reserve which was increased by management for the Acquisition, charge-offs and loan growth. The allowance for loan losses at September 30, 1995 is 1.04% of loans outstanding, net of unearned discount. The allowance for loan losses is maintained at a level considered appropriate by management and is based on the ongoing assessment of the risk inherent in the loan portfolio, as well as the possible impact of uncertain events. While management uses available information to recognize losses on loans, there can be no assurance that future additions to the allowance will not be necessary.

The following table summarizes the transactions in the allowance for loan losses:

                                             1995                             1994               Nine Months Ended
Allowance for Loan           -------------------------------------  ------------------------       September 30,
Loss Activity                   THIRD       Second        First       Fourth        Third     ------------------------
(Dollars in Thousands)         QUARTER      Quarter      Quarter      Quarter      Quarter        1995         1994
----------------------------------------------------------------------------------------------------------------------
Balance at Beginning of
 Period                       $   3,980    $   3,995    $   3,511    $   3,771    $   3,754     $   3,511    $   3,435
Balance of Purchased
 Branches                           450           --           --           --           --           450           --
Provision for Loan Losses           372          322          366          455          220         1,060          630
Charge-Offs
  Commercial                        236          420           64           25          115           720          194
  Agricultural                      405           11           --          744           37           416           37
  Real Estate                        --           12           49           --           50            61          103
  Consumer                           85           66           30           27           46           181          105
----------------------------------------------------------------------------------------------------------------------
    Total Charge-Offs               726          509          143          796          248         1,378          439
----------------------------------------------------------------------------------------------------------------------
Recoveries
  Commercial                         30           81          248           62           36           359          101
  Agricultural                       --           64            1           --           --            65            4
  Real Estate                         2            2           --            4            1             4            6
  Consumer                           13           25           12           15            8            50           34
----------------------------------------------------------------------------------------------------------------------
    Total Recoveries                 45          172          261           81           45           478          145
----------------------------------------------------------------------------------------------------------------------
Net Charge-Offs
 (Recoveries)                       681          337         (118)         715          203           900          294
----------------------------------------------------------------------------------------------------------------------
Balance at End of Period      $   4,121    $   3,980    $   3,995    $   3,511    $   3,771     $   4,121    $   3,771
----------------------------------------------------------------------------------------------------------------------
Ratio of Allowance for Loan
 Losses to Loans
 Outstanding, Net of
 Unearned Discount                 1.04%        1.14%        1.13%        1.03%        1.20%
Ratio of Allowance For Loan
 Losses to Nonperforming
 Assets                          136.05       122.05       115.33        72.96        72.30
Ratio of Net Charge-Offs to
 Average Total Loans
 Outstanding, Net of
 Unearned Discount                 0.18         0.09        (0.03)        0.22         0.07
----------------------------------------------------------------------------------------------------------------------

DEPOSITS

Total deposits at September 30, 1995 of $553.7 million increased $99.4 million or 21.9% compared to the September 30, 1994 balance of $454.3 million and increased $73.2 million or 15.2% compared to June 30, 1995 of $480.5 million. The increase in total deposits from June 30, 1995 to September 30, 1995 is primarily attributable to the Acquisition.

The following table presents the composition of total deposits for the last five quarters:

                                                            1995                        1994
                                               -------------------------------  --------------------
Total Deposits                                   THIRD     Second      First     Fourth      Third
(Dollars in Thousands)                          QUARTER    Quarter    Quarter    Quarter    Quarter
----------------------------------------------------------------------------------------------------
Demand Deposits
  Commercial and Individual                    $ 102,733  $  97,593  $  94,735  $  97,597  $  92,133
  Public Funds                                     5,407      4,395      2,661      2,046      2,925
----------------------------------------------------------------------------------------------------
      Total Demand Deposits                      108,140    101,988     97,396     99,643     95,058
----------------------------------------------------------------------------------------------------
Interest-Bearing Deposits
  Savings                                         36,924     27,346     27,520     28,689     29,598
  Money Market Checking and Savings
    Commercial and Individual                    103,704     94,096     97,728    106,062    109,999
    Public Funds                                  24,078     20,540     23,886     34,688     21,843
  Time Deposits
    Commercial and Individual                    265,728    221,100    211,123    184,177    177,808
    Public Funds                                  15,128     15,462     18,332     18,849     19,958
----------------------------------------------------------------------------------------------------
      Total Interest-Bearing Deposits            445,562    378,544    378,589    372,465    359,206
----------------------------------------------------------------------------------------------------
        Total Deposits                         $ 553,702  $ 480,532  $ 475,985  $ 472,108  $ 454,264
----------------------------------------------------------------------------------------------------

CAPITAL AND LIQUIDITY

Shareholders' equity at September 30, 1995 of $60.7 million increased $6.6 million or 12.2% compared to the September 30, 1994 level of $54.2 million. The increase was attributable to earnings and the decrease in unrealized loss on securities available for sale, reduced by dividends paid on Class A Voting Common Stock.

On March 21, 1994, the Board of Directors adopted a resolution calling for redemption on April 22, 1994 of all issued and outstanding Preferred Stock, including the Company's First Series Convertible Preferred Stock, Series 1990 Convertible Preferred Stock and Series 1991 Convertible Preferred Stock (herein collectively called the "Preferred Stock") at a redemption price of $104 per share plus all accrued and unpaid dividends through the date fixed for redemption. The Preferred Stock was convertible into 13.2 shares of Class A Voting Common Stock for each share of Preferred Stock held. Effective April 22, 1994, 356 shares of Preferred Stock were redeemed and 74,172 shares of Preferred Stock were converted into 979,009 shares of Class A Voting Common Stock.

The risk-based capital standards as established by the Federal Reserve Board require all bank holding companies to meet a minimum ratio of qualifying Total Capital to weighted risk assets of 8.0%, of which at least 4.0% should be in the form of Tier I Capital. Under these regulations, a well-capitalized institution is defined as having a Tier 1 ratio of 6.0%, a Total Capital ratio of 10.0% and a Leverage ratio of 5.0%. At September 30, 1995 the approximate ratios were 12.6% for Tier 1 Capital, 13.6% for Total Capital and 8.0% for a Leverage ratio.

Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. These include cash, federal funds sold and U.S. Government-backed securities. At September 30, 1995, the Company's liquidity ratio, defined as cash, U.S.
Government-backed securities, and federal funds sold as a percentage of deposits was 34.1% compared to 34.1% at June 30, 1995 and 37.1% at September 30, 1994.

Liability liquidity is provided by access to core funding sources, principally various customers' interest bearing and noninterest bearing deposit accounts in the Company's natural trade area. The Company does not have or solicit brokered deposits. Federal funds purchased and short-term borrowings are additional sources of liquidity. These sources of liquidity are short-term in nature and are not used to fund asset growth.

For the nine months ended September 30, 1995, liquidity was enhanced by net cash provided by operating activities of $5.4 million and net cash provided by financing activities of $79.0 million. The increase in net cash provided by financing activities was primarily attributable to the $81.6 million net increase in deposits which was primarily attributable to the Acquisition. The increase in cash and cash equivalents was offset by $90.5 million net cash used in investing activities. The investing activities consisted primarily of funding $55.9 million of purchases, originations and advances of loans and purchasing $3.4 million of premises and equipment. As a result, net cash and cash equivalents at September 30, 1995 of $35.7 million decreased $6.1 million or 14.7% compared to net cash and cash equivalents at December 31, 1994 of $41.8 million.

SELECTED FINANCIAL DATA

                                              Three Months Ended    Nine Months Ended
                                                                September 30,         September 30,
                                                            --------------------  --------------------
Ratio Analysis (Annualized)                                    1995       1994       1995       1994
-----------------------------------------------------------------------------------------------------
Return on Average Assets                                        1.50%      1.54%      1.51%      1.32%
Return on Average Equity                                       15.08      14.70      14.43      13.26
Dividend Payout Ratio                                          27.78      50.00      29.70      20.25
Net Interest Income to Total Average Earning Assets*            5.15       5.13       5.34       5.05
Efficiency Ratio*                                              53.45      54.68      55.33      60.19
Total Average Loans to Total Average Deposits                  69.53      68.35      71.88      68.62
Average Equity to Average Assets                                9.97      10.48      10.45       9.94
-----------------------------------------------------------------------------------------------------

* Taxable-Equivalent Basis Assuming a 34% Tax Rate.

COMMON STOCK TRADING DATA                                   (NASDAQ National Market System)
----------------------------------------------------------------------------------------------------
                                                                               Trading Volume (1995)
Price
  September 30, 1995            $16.50 Book Value             $9.81       July     60,354     shares
  1995 price range     $11.25 - $16.50 Price/Book Value       168.2%    August    134,245     shares
                                                                     September     53,857     shares
----------------------------------------------------------------------------------------------------

                                      Investor Inquiries
                                      Analysts, investors and others desiring
                                      additional financial data about Texas
                                      Regional Bancshares, Inc. may contact
                                      George R. Carruthers, Jr. at
                                      (210) 632-7613.

                                      Transfer Agent and Registrar
                                      Texas Regional Bancshares, Inc.
                                      3700 N. 10th, Suite 300
                                      McAllen, Texas 78501
                                      Attn: Ann Sefcik

                                      NASDAQ Symbol: TRBS
                                      Shares of Texas Regional Bancshares, Inc.
                                      common stock are traded on the NASDAQ
                                      National Market System under the
                                      symbol
                                      TRBS.

                                                               --------------
                                                                 BULK RATE
                                                                U.S. POSTAGE
                                                                    PAID
                                                                MCALLEN, TX
                                                               PERMIT NO. 171
                                                               --------------


[logo] TEXAS REGIONAL
       BANCSHARES, INC.

           P.O. BOX 5910
           3700 NORTH 10TH
           MCALLEN, TEXAS 78502